December 14, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C.  20549

Attn:   Mr. Christopher Owings

Re:	USA Synthetic Fuel Corporation
CORRESP with Respect to SEC Comments to
Amendment No. 1 to Form 10-12G
Filed October 21, 2010
Form 10-Q for the Period Ended September 31, 2010
Filed November 15, 2010
File No. 000-54044

USA Synthetic Fuel Corporation (the “Company”) is in receipt of a letter from SEC dated November 16, 2010 with SEC’s comments to the Company’s Amendment No. 1 to General Form for Registration of Securities on Form 10 which was filed on October 21, 2010 and to the Company’s Form 10-Q for the period ended September 31, 2010 which was filed on November 15, 2010.  The letter requested the Company to please respond to these comments within ten business days (by December 1, 2010). An extension was granted for an additional ten (10) business days to December 15, 2010.

After discussions with Mr. Ronald E. Alper, SEC Staff Attorney, the Company requests an extension until January 7, 2011, in which to reply to these comments.   As discussed with Mr. Alper, the Company will submit full comments to SEC and a modified disclosure as soon as these are completed if prior to January 7, 2011.

Please call Mr. Harry H. Graves (Chairman and CFO) at (513) 762-7870 or (513) 569-2376 with any questions you may have regarding this request.

Very truly yours,

USA Synthetic Fuel Corporation

By:	/s/ Harry H. Graves
Harry H. Graves
Chairman and CFO